 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* ADAMS, SR, RICHARD M (Last) (First) (Middle) 514 MARKET STREET (Street) PARKERSBURG, WV 26101 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol UNITED BANKSHARES, INC UBSI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman of the Board & Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	11/20/2002	M |	20,000 | A | $9.8750	393,331	D
Common Stock				46,734	I	By Immediate Family
Common Stock				8,174	I	Family Trust
Common Stock				34,380	I	Trust
Common Stock				2,734	I	Wife - IRA
Common Stock - Direct IRA				3,107	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

ADAMS, SR, RICHARD M - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option	$29.3700	11/08/2002	A |	(A) 30,000	11/08/2002 | 11/08/2012	Common Stock - 30,000		30,000	D
Stock Option	$9.8750	11/20/2002	M |	(D) 20,000	11/30/1992 | 11/30/2002	Common Stock - 20,000	$9.8750	0	D
Stock Option	$13.5000				11/23/1993 | 11/23/2003	Common Stock - 20,000		20,000	D
Stock Option	$11.5000				11/28/1994 | 11/28/2004	Common Stock - 29,000		29,000	D
Stock Option	$15.0000				11/27/1995 | 11/27/2005	Common Stock - 25,428		25,428	D
Stock Option	$14.8750				11/07/1996 | 11/07/2006	Common Stock - 25,428		25,428	D
Stock Option	$22.0000				11/14/1997 | 11/14/2007	Common Stock - 28,000		28,000	D
Stock Option	$27.0000				11/05/1998 | 11/05/2008	Common Stock - 24,000		24,000	D
Stock Option	$25.6250				11/04/1999 | 11/04/2009	Common Stock - 24,000		24,000	D
Stock Option	$19.1880				11/02/2000 | 11/02/2010	Common Stock - 24,000		24,000	D
Stock Option	$27.1200				11/01/2001 | 11/01/2011	Common Stock - 30,000		30,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Jennie S Singer, Lmtd POA, Attorney-in-Fact ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)